SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Core Molding Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

218683100

(CUSIP Number)

Steven K. Covey Senior Vice President, General Counsel and Chief Ethics Officer Navistar Inc. 2701 Navistar Drive Lisle IL 60532 (630) 753-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Navistar Inc. (formerly Navistar International Transportation Corp.)
2	Check the Applicable Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0.0%
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares NA
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Navistar International Corporation (of which Navistar Inc. is a wholly-owned subsidiary)
2	Check the Applicable Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only NA
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares 0
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person HC, CO

Schedule 13D

This terminating Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D that was filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on December 20, 1996, as supplemented by an amendment that was filed with the Commission on October 18, 2007 (“Amendment No. 1”). Except as is set forth below, all previous items are unchanged from the original Schedule 13D and Amendment No. 1. Further, capitalized terms used herein which are not defined herein have the meanings given to such terms in the original Schedule 13D and Amendment No. 1 thereto, both of which have been previously filed with the Commission with respect to the common stock, par value $0.01 (the “Common Stock”) of Core Molding Technologies, Inc., a corporation incorporated under the laws of Delaware (the “Issuer”).

Item 5. Interest in Securities of the Issuer

As a result of the transaction described in Item 6 below, as of the date of this Statement, none of the Reporting Persons beneficially owns any shares of Common Stock. Because the Reporting Persons ceased to beneficially own more than five percent of the Common Stock on August 16, 2013, the reporting obligations of the Reporting Persons pursuant to Section 13(d) of the Exchange Act have terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In a series of open market sales that took place on August 16, 2013, the Reporting Persons sold 664,000 shares of Common Stock, representing all of the Common Stock held by them, for $8.50 per share, or $5,590,880.00 in the aggregate, excluding sales commissions and other costs. Other than as disclosed herein, no transactions in the Common Stock were effected by the Reporting Persons during the preceding 60 days.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

Navistar Inc.

By:	/s/ Curt Kramer
Name:	Curt Kramer
Title:	Corporate Secretary

Navistar International Corporation

By:	/s/ Curt Kramer
Name:	Curt Kramer
Title:	Corporate Secretary